Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this registration statement on Form S-3 of LCNB Corp., filed on February 9, 2009, of our reports dated February 27, 2008 relating to the consolidated balance sheets for LCNB Corp. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports are included in the Annual Report on Form 10-K of LCNB Corp. for the year ended December 31, 2007.  We also consent to the reference to us under the heading “Experts” in the prospectus.

/s/J.D. Cloud & Co. L.L.P.

J.D. Cloud & Co. L.L.P.

Certified Public Accountants

Cincinnati, Ohio
February 9, 2009